Delisting Determination,The Nasdaq Stock Market, LLC, December 3, 2009, Vuance Ltd. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Vuance Ltd. (the Company), effective at the opening of the trading session on December 14, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b). The Company was notified of the Staffs determination on March 30, 2009.
Upon review of the information provided by the Company, the Panel issed a decision dated June 17, 2009, granting the Company continued listing pursuant to an exception through September 28, 2009, by which date the Company was required to regain compliance with Listing Rule 5550(b). However, the Company did not regain compliance by that date. On September 29, 2009, the Panel notified the Company that trading in the Companys securities would be suspended on October 1, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on November 13, 2009.